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October 11, 2007

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Mail Stop 6010 Washington, D.C. 20549 United States

Re:	Crucell N.V. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2006 (File No. 000-30962)

Dear Mr. Rosenberg:

By letter dated August 24, 2007, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2006 (the “2006 Annual Report”) filed by Crucell N.V. (the “Company”) with the Commission on June 13, 2007. This letter contains the Company’s responses to those comments.

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For convenience, we have reproduced the Staff’s comments and provided responses immediately below them.

Item 5. Operating and Financial Review and Prospects, page 61

Critical accounting policies, page 62

Revenue recognition, page 63

Product sales, page 63

1. We acknowledge your revenue recognition policy with respect to product sales as noted herein and within Note 2.1 to your accompanying consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue, which you designate as “discounts” and “rebates,” could be defined and improved. Please provide us with the information that follows in a disclosure-type format:

(a)

Describe the type and amount of each item that reduces your gross product revenue for the period ended December 31, 2006. Additionally, please outline the effect that could result from using other reasonably likely assumptions than those upon which you currently rely in determining each estimate. For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

(b)

Expand your disclosure of the factors that you consider in estimating each item that reduces your gross product revenue. Specifically, please address how you consider factors other than historical trends; for example, levels of inventory in your distribution channels; estimated remaining product shelf lives; price changes from competitors; and introductions of new products.

(c)

To the extent that the information you consider in (b) is quantifiable, disclose both quantitative and qualitative factors and discuss the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, consider disclosing (as applicable), preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period, if any.

(d)

If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers’ inventory levels in the ordinary course of business, in particular as they pertain to your rebate reserves and accruals and any wholesaler incentives, which are inherently affected by the underlying product sales volumes and growth. Please also discuss your revenue recognition policy for such shipments.

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(e)

Provide roll-forward information, as follows, separately for discounts, rebates, product returns and any other significant revenue dilution estimates as of and for the financial statement periods presented:

•	beginning balance;
•	the current provision related to sales made in the current period;
•	the current provision related to sales made in prior periods;
•	actual returns or credits in the current period related to sales made in the current period;
•	actual returns or credits in the current period related to sales made in prior periods; and
•	ending balance.

In response to the Staff’s comment, the Company has set forth below under the heading “Disclosure Format Information” its proposed revisions to the format of disclosure under “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies – Revenue Recognition” in its future filings on Form 20-F. In the future, the Company will disclose the total of the discounts, rebates and returns that reduced gross product revenue recognized during the period, including a description of the assumptions used in determining any estimates involved. In addition, the Company will disclose the roll-forward information for its discounts, rebates, and product returns. The Company supplementally advises the Staff as follows:

Response 1(a), (b) and (c)

In the revised disclosure appearing below, the Company has identified the key assumptions that it uses to estimate provisions for each item that reduced its gross revenue, which are (i) discounts, (ii) rebates and (iii) product returns. The Company believes that its qualitative discussion of the assumptions underlying its estimates conveys to investors the impact that changes could have on the Company’s operating results.

However, the Staff will note that the Company has not included in its disclosure detailed quantitative sensitivity analyses on sales deductions or a discussion of how it considered factors other than historical trends in estimating its sales deductions for the following reasons:

•

The majority of the Company’s sales deductions are subject to formula-based determination using factors such as fixed percentage of product sales. Estimates related to sales deductions are predominately based on historical experience, specific contractual terms and future expectations of sales development in each of its products. The Company believes that assumptions other than those it discusses below are not reasonably likely to occur or not applicable to its business.

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•

In addition, the Company’s estimates for product returns for its products is based primarily on the percentage of returns it and its predecessors have experienced historically. While the Company may further adjust these return estimates if it is aware of other factors that could have a meaningful impact on expected return percentages, as explained in the proposed disclosure, those factors are not quantitative, but rather qualitative in nature.

•

Any changes in the estimated return percentage and the data related to contractually agreed rebates will show a strong correlation with the recognized accruals for returns and rebates. Furthermore, in 2006, the total discounts and returns represented approximately 1.1% of the Company’s net product sales, which the Company does not believe is material. Further, the Company does not expect this percentage to vary materially in the future. As the Company considers the contractual rebates data to be commercially sensitive information that provides limited added value to investors and the amounts are not significant as a percentage of total sales. Therefore the Company does not plan to disclose this information in more detail in its filings.

In lieu of detailed quantitative sensitivity analysis, the Company proposes to disclose in future filings, if material, quantitative information concerning actual historical experience, as well as qualitative language that informs investors of the Company’s belief that the potential for future variability in accruals will not significantly impact the Company’s reported operating results. If, despite the Company’s expectations to the contrary, unexpected material fluctuations occur in the future, the Company confirms it will disclose and discuss such fluctuations as part of its operating and financial review and prospects.

The Company also acknowledges the Staff’s request that it consider disclosing the total amount of products in sales Euros that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period, if any. The Company respectfully advises the Staff that such a determination would be subject a high level of uncertainty in the following markets:

•

In Italy, local law requires the Company to take back any unsold doses of any product shipped to any customer. Under these conditions, is not practicable to determine the total potential exposure to the total goods that may be returned under law. However, based on the available historical data, the Company believes it can make reliable estimates. The Company determined that the average for the products returned for the last 3 years is below 3% of the total sales in Italy. In addition, for the influenza vaccine, which constitutes 75 to 80% of the product sales in Italy, the company’s exposure to these right-of-returns expires, in substance, prior to the start of the new flu season.

•

In Spain, the Company has granted specific right-of-returns in public tender agreements that allow up to 20% of the product sales relating to the influenza vaccine sold there to be returned. As per year-end 2006, an amount of € 1.5 million of

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product sales were still subject to this contractual right -of -return. However the Company’s exposure to these right-of-returns expires, in substance, prior to the start of the new flu season. The Company determined that the average for the products returned for the last 3 years is below 3% of the total sales in Spain.
•

In the US, purchasers are allowed to return their products under certain conditions, subject to a handling charge, which is currently 15%. In certain cases, vaccines may be returned up to six months after the product expiration date. The Company determined that the rolling average for the products returned for the last 3 years is below 3% of the total sales in the US. In addition, the Company’s exposure to these right-of-returns expires, in substance, within one and a half year after the initial sale to the customer, which is based on the average shelf life of the products sold.

Given the potentially theoretical nature of disclosing the amount of product in sales Euros subject to return, the Company does not propose to include such figures in its disclosure. The Company confirms that it will include disclosure regarding its estimates of product returns and any changes thereto.

Response 1(d)

In the ordinary course of business, the Company does not make shipments as a result of incentives and is not aware that any shipments were in excess of its customers’ inventory levels. Accordingly, the Company respectfully advises the Staff that the issue raised in its comment is not applicable to its business.

Response 1(e)

The Company acknowledges the Staff’s request that it disclose the breakdown of the provisions for current and prior period sales, as well as the breakdown for returns related to current and prior period sales. The Company notes that it first obtained control of the entities that incurred discounts, rebates and/or returns during 2006. Prior to the combination with Crucell these entities did not record returns in this manner. Since then Crucell began recording in this manner and accordingly the Company confirms that it will disclose these breakdowns beginning with its Form 20-F as of and for the period ended December 31, 2007.

Disclosure Format Information

Note: The following section shows the revised format of the disclosure which will appear under “Item 5 – Financial and Operating Review – Critical Accounting Policies – Revenue Recognition – Product Sales” in future filings.

Product Sales

Revenue from product sales is recognized when:

•	the significant risk and rewards of ownership of the products have passed to the buyer,
•	the Group does not retain either managerial involvement to the degree usually associated with ownership or effective control over the goods sold,
•	the amount of revenue and the cost (to be) incurred in the transaction can be measured reliably and

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•	it is probable that the economic benefits associated with the transaction will flow to the entity.

Discounts, rebates and returns

At the time sales revenue is recognized, we also record estimates for revenue deductions, including discounts, rebates and product returns. We report net sales after deducting all sales deductions from gross sales revenue. The following table identifies the items that reduced our gross product revenue as at the end of the periods ended December 31, 2006, 2005 and 2004. Prior to the business acquisitions in 2006 we did not have any product sales.

In thousands of Euro	2006	2005	2004

Product sales, gross	105,059

Discounts	71	-	-
Rebates	220	-	-
Returns	850	-	-
Total discounts, rebates and returns	1,141	-	-

Product sales, net	103,918

Discounts

Discounts include prompt payment discounts and charge backs. In 2006, our discounts amounted to € 71,000.

Prompt payment discounts

We generally offer our U.S. wholesalers a prompt-pay cash discount as an incentive to remit payment in full within one month after the date of an invoice. Prompt-pay discount calculations are based on the gross amount of each invoice. We account for these discounts by reducing product sales by the estimated discount amount when product is sold. These prompt payment discounts amounted to € 52,000 in 2006.

Charge backs

Wholesaler chargebacks, customary in our industry, are arrangements that relate to contractual agreements to sell products to Group Purchasing Organizations (GPOs) in the United States at

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fixed prices that are lower than the list prices we charge wholesalers. When the GPOs purchase our products through wholesalers at these reduced prices, the wholesaler charges us for the difference between the price the wholesaler paid to us and the price at which they sold the products to the GPO. Accruals for wholesaler charge backs closely approximate actual results because charge back amounts are fixed at the date of purchase by the GPOs. As the charge backs are settled within a short time of incurring the liability the outstanding are accruals are relatively low. In 2006 the charge backs amounted to € 19,000.

Rebates

We offer rebates primarily in connection with attainment of sales targets by wholesalers and large retailers in contractually agreed percentages. The rebates are accrued as the underlying sales transactions are recognized and are based on reasonable estimates on the attainment of the sales targets. These rebates have primarily been granted to customers in Switzerland and the US. In 2006, our rebates were € 222,000 or approximately 0.2% of our product sales revenue.

Returns

Returns that reduces our gross product revenue may arise from the following:

•	Customers return of products defective upon delivery,
•	Specific right of return in accordance with contractual terms, and
•	Returns via the normal distribution channels if the product is in good condition, pursuant to local law in certain jurisdictions.

In 2006, returns amounted to € 848,000 or approximately 0.8% of our product sales revenue. In 2006, our estimates for returns based on historical experience did not differ materially from actual results.

If we sell products that include a specific right to return, either pursuant to the sales contract or local law, revenue from that sale is recognized at time of sale only if all of the following conditions are met, in addition to the general revenue recognition terms described above:

•	The customer is obligated to pay us and that obligation is not contingent on resale of the product.
•	The customer 's obligation to pay us would not be changed in the event of theft or physical destruction or damage of the product.
•	The customer acquiring the product for resale has economic substance apart from that provided by us, e.g. the customer sells other products besides the products we deliver to it.
•	We do not have significant future performance obligations to directly ensure resale of the product by the buyer.
•	The amount of future returns can be reasonably estimated.

Revenue and cost of sales that are not recognized at time of the sale because the foregoing conditions were not met are recognized on the earlier of either the substantial expiration of the customer’s right to return the product or the subsequent satisfaction of those conditions.

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Basis for estimates

Rebates and discounts

We base our estimates for discounts and rebates primarily on historical experience and contractual agreements, supplemented by management’s judgment. In 2006, our estimates for rebates based on historical experience did not differ materially from actual results. With respect to discounts, we have limited uncertainties in determining our estimates, because these deductions generally occur within a short time frame of incurring the liability.

For calculating our rebates estimates we make use of quantifiable contractual rebates data. In general our rebates are based on fixed rebate percentages on product sales by customers that have been granted rebates.

Returns

We base our estimates of product returns on the percentage of returns that we have experienced historically. We may adjust these return estimates if we are aware of other factors that we believe could meaningfully impact our expected return percentages. For example, in respect of our influenza vaccine, we specifically take into account the development of the flu season, in particular, the number and impact of outbreaks. While we do not have a formula that estimates the impact of the number and impact of outbreaks on the level of the accrual for returned vaccines, an increased number of outbreaks will result in a lower accrual for returned influenza vaccines, because it becomes more unlikely that vaccines will be returned. Alternatively, a lower number of outbreaks can result in a higher accrual, because it becomes more likely that influenza vaccines will be returned unused at the end of a mild flu season.

In addition, in our estimates of returns, we take into account other information, such as media coverage of vaccination programs, estimates of inventory levels of our product in the distribution channel, vaccine shelf life and known sales and market trends. These are reflected in the accruals by means of management's judgment.

Increased media coverage of vaccination programs, either by advertising campaigns or coverage of flu outbreaks, results in an increased public awareness. Consequently, this may lead to an increased number of flu vaccinations and fewer unsold doses with our customers, which limits the level of accruals for product returns.

Relatively high levels of inventory of our product in the distribution channel and short shelf life of product sold can be indicators for an increased level of returns.

Sales and market trends are taken into account by reference to the product life cycle phase of products. If product sales show a decreasing revenue pattern over time, this can be an indicator for an increased level of returns.

We do not rely on quantative externally sourced information in our calculation of returns estimates. We are not aware of any external quantative information or other quantifiable data available that would provide us the benefit of a more reliable estimate.

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The rate of product returns is quantifiable data. We monitor returns primarily on a per country basis based on the country from which the product was sold because our accruals are determined at this level. Within the individual countries, we monitor the returns on a product -by -product basis.

In 2006, our estimates for returns did not differ materially from actual results.

The following table shows the percentage of products returned as a percentage of the gross product sales per country during 2006 based on the country from which the products were originally sold.

Country	Returns

Spain	1.7%
Italy [1]	0.1%
Switzerland	0.7%
US	0.9%
Sweden [2]	0.2%
Korea [2]	0.0%
Netherlands [3]	N/A

 ___________________

[1]

The return percentage in Italy was insignificant in 2006 because limited quantities of influenza vaccines were returned. In 2005, there were flu outbreaks of considerable size in Italy and consequently our customers had limited unsold doses. Most of our flu vaccinations are sold each year in the third and fourth quarters for nearly immediate use. By the end of each year , the development of the flu season and vaccine shipments allow Management to adjust any existing accruals based on these developments. The accrual as at December 31, 2005, established by our predecessor in its accounts, reflected already the impact of a comparatively harsh flu season in Italy. In a normal flu season the Italian subsidiary typically experiences a higher percentage of returns, which have historically approximately been 1%.

[2]

In 2006, Korea and Sweden did not have significant returns or accruals for returns, which is line with our excpectations based on historical results as the contractual agreements do not contain specific rights of return.

[3]	In 2006, the Netherlands operations did not have any product sales.

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Roll-forward information

The table below shows the roll-forward information of our discounts, rebates, and product returns:

In thousands of Euro	Accrual for discounts	Accrual for rebates	Accrual for returns	Total

January 1, 2006	-	-	-	-
Acquisition of business	(2)	(199)	(698)	(899)
Additions	(71)	(220)	(1,056)	(1,347)
Actual returns/ credits	67	159	716	942
Release of accruals	-	-	206	206
Effect of movements in exchange rates	-	9	8	17
December 31, 2006	(6)	(251)	(824)	(1,081)

Release of accruals mainly relates to the Spanish operations. The accrual for product returns as at December 31, 2005 was approximately 2.8% of product sales and actual returns amounted to 1.7% of total 2006 product sales.

Prior to January 1, 2006, the Company did not have any discounts, rebates and/or returns because it was not engaged in product sales prior to the 2006 business acquisitions.

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License revenues, page 64

2. Please provide us with additional information, in a disclosure-type format, regarding how you assess that you have “achieved” a milestone under your various license arrangements. That is, as it appears that you recognize the entire amount of each milestone upon receipt; please tell us what criteria you consider in determining that you have substantively achieved each milestone and whether you take into consideration your obligation to perform research and development work over any remaining product development period.

Response

In response to the Staff’s comment, the Company will revise its future filings to disclose the details that trigger the achievement and subsequent recognition of milestone fees.

Note: the following information shows the format of the disclosure that will replace, in future filings, the existing fourth paragraph under “Item 5 – Operating and Financial Review – Critical Accounting Policies – Revenue Recognition – License Revenues”.

Certain of our license agreements provide for additional non-refundable fees to be paid to us upon the achievement of milestones by our licensee. These milestone payments may be included in license agreements regardless of whether we have continuing performance obligations under a particular agreement.

For license agreements where we do not have any continuing performance obligations, we recognize milestone revenue when those amounts become due and payable upon achievement of the milestone. It is our policy that the customer has to confirm the achievement of a milestone in writing before the revenue is recognized.

We also have license agreements where we have continuing performance obligations. License revenues from the achievement of these research and development milestones, if deemed substantive (as described below), are recognized as revenue when the milestones are achieved, and the milestone payments are due and collectible under the terms of the agreement.

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Milestones are considered “substantive” if all of the following conditions are met:

•	the milestone payments are non-refundable under the terms of the agreement;
•	achievement of the milestone involved a degree of risk and was not reasonably assured at the inception of the arrangement;
•	substantive effort involved in achieving the milestone;
•	the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone; and
•	a reasonable amount of time passed between the upfront license payment and the first milestone payment as well as between each subsequent milestone payment.

It is our policy that the customer has to confirm the achievement of a milestone in writing before the revenue is recognized.

If any of these conditions are not met, we would recognize the proportionate amount of the milestone payment upon receipt as revenue that corresponds with the percentage of work already completed. The remaining portion of the milestone payment would be deferred and recognized as revenue as we complete our performance obligations.

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Impairment reviews of property, plant and equipment, intangible assets and goodwill, page 65

3. Please provide us, in a disclosure-type format, a chronology of events and circumstances that occurred after the Berna Biotech acquisition to cause you to abandon the two buildings acquired in the acquisition that resulted in a 19,568,000 Euro impairment loss.

Response

In the year ended December 31, 2006, an impairment loss of € 19,568,000 was recognized for two buildings in Switzerland that were acquired in the business combination with Berna Biotech AG (Berna). Berna had performed contract manufacturing and conducted a candidate vaccine development program in those buildings.

The carrying value at the moment of impairment for these buildings in December 2006 was as follows:

Center of Mammalian Cell Culture	€ 5,874,000
Aerugen building	€ 13,694,000
______________
Total	€ 19,568,000

Berna had used the Center of Mammalian Cell Culture to conduct contract manufacturing for Onyvax and Apoxis, two bio-technology research and development companies. Work for these companies was phased out early in 2006.

The plan to phase out the contract manufacturing was already known at the time of the acquisition of Berna and the value placed on the building in the purchase price allocation was in line with Management’s belief that the building could be used in alternative research and development programs or sold or leased to third parties.

Berna had been using the second building to develop Aerugen, a candidate vaccine for the prevention of Pseudomonas aeruginosa infection in cystic fibrosis patients. At the time of the acquisition of Berna, Aerugen was in phase III clinical development with 470 patients enrolled in 46 centers across Europe. Management allocated no value to the candidate vaccine in the purchase price allocation of Berna because it was aware of the risk related to Aerugen.

Even if Aerugen would be safe enough to obtain regulatory approval, there were indicators that Aerugen’s potential efficacy varied, which increased the commercial risk associated with the potential product. In July 2006, Management decided to suspend further clinical development after the results of the phase III study failed to confirm the efficacy results indicated in earlier clinical studies. The suspension of the Aerugen clinical development was announced to the public on July 18, 2006.

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The potential cancellation of the Aerugen program was already specifically taken into account at the time of the acquisition of Berna. The value placed on the building in the purchase price allocation was in line with Management’s belief that the building could be used in alternative research and development programs or sold or leased to third parties if further development of Aerugen was suspended in the future.

In line with the requirements set out in IAS 36 ‘Impairment of assets’ (IAS 36) paragraph 12 and FASB 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ (FAS 144) paragraph 8, no formal impairment tests for either of the Center of Mammalian Cell Culture or the Aerugen building were carried out during 2006 because there were no indicators for a possible impairment that were not already taken into account at the time of the acquisition of Berna. During 2006, it was Management’s estimate that the recoverable amount for the buildings was still deemed to be higher than the carrying amount as it continued to be Management’s belief that the buildings could be used in alternative research and development programs or or sold or leased to third parties.

However by December 2006, Crucell still had no development programs or contract manufacturing contracts with characteristics that allowed efficient production in either of the buildings. The company still had ongoing discussions with potential buyers which finally ended at the end of January 2007 without result. In the impairment test carried out, the model was built to specifically consider that there was no direct use for the buildings and that substantial investments would be needed to re-fit the building for alternative use. Both under IAS 36 and FAS 144, the outcome of the impairment test indicated that the recoverable amount was close to nil and, consequently, the buildings were fully impaired. The impairment was announced to the public on February 13, 2007 together with the announcement of the fourth quarter and annual results.

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*         *         *

In addition to the foregoing comments, the Staff’s comment letter sought a statement regarding the following matters from the Company. Accordingly, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*         *         *

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 (0)20 7614 2226 and/ or Mr. Alfred Popken of Deloitte at +1 212 436 3693.

Very truly yours,

/s/ Ashar Qureshi
Ashar Qureshi

cc:	Mr. Leonard Kruimer, Crucell N.V.
Mr. Onno Krap, Crucell N.V.
Mr. Marc Hermans, Crucell N.V.
Mr. Pieter van de Goor, Deloitte
Mr. Alfred Popken, Deloitte

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